Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Anadys Pharmaceuticals, Inc. for the registration of up to $125,000,000 in aggregate principal amount of Anadys Pharmaceuticals, Inc.’s common stock, preferred stock, debt securities, warrants and/or units and to the incorporation by reference therein of our reports dated March 1, 2010, with respect to the consolidated financial statements of Anadys Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of Anadys Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
San Diego, California
December 23, 2010